Exhibit 99.1

ASX, Nasdaq and Media Release

06 March 2024

Opthea to Participate in the Leerink Partners Global Biopharma Conference

Melbourne, Australia, 06 March 2024, and Princeton, New Jersey, 05 March 2024 – Opthea Limited (ASX:OPT; NASDAQ:OPT; “Opthea”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, today announced that management will participate in one-on-one investor meetings at the Leerink Partners Global Biopharma Conference being held in Miami, Florida on March 11-13, 2024.

About Opthea

Opthea (ASX:OPT; NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe,NCT04757610,) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to the standard-of-care anti-VEGF-A agents. To learn more, visit our website and follow us on X and LinkedIn.

Authorized for release to ASX by Fred Guerard, CEO

Investor Enquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors Email: pkelleher@lifesciadvisors.com Media Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com